Exhibit 99.3

IDEX Biometrics ASA Releases

Interim Report for the Fourth Quarter of 2021

Oslo, Norway – 24 February 20212- IDEX Biometrics ASA (the Company), a leading provider of advanced fingerprint authentication solutions for payment cards and adjacent applications, today released financial results for the fourth quarter ending December 31, 2021, and, on a preliminary basis, the full year. Audited financial statements for the full year will be presented in the Company’s Annual Report, which will be published on April 20, 2022.

A webcast presentation will be held by Vince Graziani, Chief Executive Officer, at 14:00 CET. The webcast presentation can be viewed at the following link:

https://channel.royalcast.com/landingpage/hegnarmedia/20220224_10/

The interim report and the presentation to be used in the webcast are available on the IDEX Biometrics website:

www.idexbiometrics.com/investors/interim-results/

The interim report and the presentation are attached to this notice (as .pdf files).

Commercial Update

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First mass production volumes of TrustedBio® sensors were shipped during the fourth quarter to IDEMIA Group, in support of its F.CODE™ biometric smart card platform, which received certification from Mastercard and VISA in November 2021.

•	First shipments of the TrustedBio solution for use in an advanced data access / cybersecurity application occurred during the fourth quarter.

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First design win was announced during the fourth quarter for the Company’s turnkey reference design, which integrates the TrustedBio sensor solution with the SLC38 secure element from Infineon Technologies AG. The customer, a leading global smart card manufacturer, will be deploying payment cards using the Company’s proprietary Card Operating System (COS) and customized Mastercard and VISA applets. Card certification is expected to be completed in the third quarter of 2022, with initial shipments following in the fourth quarter of 2022.

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The second design win for the TrustedBio / SLC38 turnkey reference design was announced after the close of the fourth quarter, in January 2022. The customer is MKSmart, the leading smart card manufacturer in Southeast Asia, and the announced partnership calls for deployment of the reference design across MKSmart’s targeted applications, including payment, ID, data access, and digital currency storage. Using its own COS and applets, MKSmart expects to begin shipping card solutions before the end of 2022.

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Certification was approved during the fourth quarter for a Hengbao smart card utilizing an IDEX Biometrics sensor solution, integrated with the THD89 secure element from Tongxin Microelectronics (TMC), an important development partner of the Company. This is the second card design utilizing an IDEX Biometrics / TMC solution approved for UnionPay certification, allowing for its use on the largest payment network in China.

•	Bookings momentum continued for the fourth quarter, with significant orders from customers with applications in financial payment cards, data access, and cybersecurity.

Fourth Quarter and Full Year Financial Performance

For the fourth quarter ended December 31, 2021, the Company recorded consolidated revenue of $787,000, a 7.6% sequential increase and a 31.6% year-over-year increase. For the full year 2021, the Company recorded consolidated revenue of $2.8 million, compared to $1.1 million for the full year 2020, representing an increase of 159.4%.

Gross profit, as a percentage of revenue, was 45.4% for the fourth quarter of 2021, compared sequentially to 59.1% for the third quarter of 2021. For the fourth quarter of 2020, the gross profit margin was 70.2%, which reflected a mix of product and service revenue. For the full year 2021, the gross profit margin was 55.9%, compared to 74.9% for the full year 2020, reflecting the shift to product revenue in 2021 from service revenue during 2020.

Results for the fourth quarter of 2021 were impacted by certain non-cash expenses, including an increase in equity-based compensation associated with the Company’s Employee Stock Purchase Plan and recognition of a non-cash loss associated with a foreign currency valuation adjustment to the proceeds from the Company’s equity placement in November 2021. Results also were impacted by the accrual during the fourth quarter of certain amounts associated with performance-based compensation plans.

Net loss for the fourth quarter of 2021 totaled ($10.3 million), representing a loss per share of ($0.02), in contrast to a net loss of ($7.5 million) for the third quarter of 2021, representing a loss per share of ($0.01), and a net loss of ($7.2 million) for the fourth quarter of 2020, representing a loss per share of ($0.01). Net loss for the full year 2021 totaled ($33.2 million), representing a loss per share of ($0.04), in contrast to a net loss of ($26.8 million) for the full year 2020, representing a loss per share of ($0.03).

The Company’s cash balance totaled $33.8 million as of December 31, 2021, in contrast to $12.9 million as of September 30, 2021, and $7.3 million as of December 31, 2020.

CEO Comments

Vince Graziani, Chief Executive Officer, remarked, “The Company’s financial results for the fourth quarter were aligned with our expectations, as revenue and bookings increased sequentially. During the fourth quarter, IDEX Biometrics shipped encouragingly higher volumes of fingerprint authentication solutions to IDEMIA Group, which is in the early stages of production of its F.CODE™ biometric smart card platform. The F.CODE platform received certification from both Mastercard and VISA during the fourth quarter and, immediately afterward, IDEMIA placed with us the largest production order we have received to date.

Supported by the Company’s recent achievements, our confidence in the long-awaited uptake of card-based fingerprint authentication remains high. We are seeing steadily increased interest by banks, challenger banks, and other payment card issuers in our value proposition and, based on current dialog with card manufacturers, we anticipate announcing additional design wins across the coming months. The Company also is enjoying momentum in the emerging data access / cybersecurity segment, as well as the digital wallet segment.

Our opportunity pipeline continues its expansion, as reflected by our increased backlog, which is at an all-time high. The Company’s list of design wins lengthened during the quarter, with promising developments across our targeted verticals.”

For further information contact:

Marianne Bøe, Head of Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

Brett L. Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: +1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal authentication for all. We help people make payments, prove their identity, gain access to information, or unlock devices with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com

Trademark Statement

The wordmark ‘IDEX’, the trade name TrustedBio, and the IDEX logo are registered trademarks of IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act